UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.429.144/0001-93
Corporate Registry (NIRE): 353.001.861 -33

EXCERPT FROM THE 134th BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 13, 2009

1. DATE, TIME and VENUE: March 13 (thirteen), 2009, at 2 pm (two p.m.), via conference call, pursuant to Paragraph 1 and 7 of Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located on Rua Gomes de Carvalho, nº. 1510, 14º andar, conjunto 1402, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3 of Article 18 of the Bylaws.

3. ATTENDANCE: The majority of the Members of the Board of Directors (“Board”).

4. PRESIDING: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA: To examine, discuss and resolve on: (a) capitalization of the reserves of CPFL Jaguariúna S.A. (“CPFL Jaguariúna”); (b) the partial spin-off of CPFL Jaguariúna, and the respective Private Protocol and Justification of the Partial Spin-off of CPFL Jaguariuna to be executed by CPFL Jaguariúna and its subsidiaries Companhia Paulista de Energia Elétrica (“CPEE”), Companhia Sul Paulista de Energia (“CSPE”), Companhia Luz e Força de Mococa (“CLFM”), Companhia Jaguari de Energia (“CJE”), Companhia Jaguari de Geração de Energia (“CJGE”), and CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços” and, jointly with CPEE, CSPE, CLFM, CJE and CJGE, the “Subsidiaries”); (c) to appoint the companies responsible for preparing the appraisal reports of shareholders’ equity at book value and market value; (d) to approve the appraisal reports of the book value and market value of CPFL Jaguariuna’s shareholders’ equity and the appraisal reports of the book value and market value of the shareholders’ equity of CPFL Jaguariuna and its Subsidiaries; (e) to reduce the capital stock of CPFL Jaguariúna; and (f) to reduce the capital stock of CJE, CLFM, CPEE, and CSPE, and amend the respective Bylaws.

6. RESOLUTIONS:

It was decided that the minutes of this meeting would be drawn up in summary format and that opinions and dissenting votes would be recorded and filed at the Company’s headquarters. The members also approved the publication of these minutes in summary format without the members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed those present that the votes of the Board members indicated by the controlling shareholders would be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders’ Agreement, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.429.144/0001-93
Corporate Registry (NIRE): 353.001.861 -33

After analysis of the Agenda, the following resolutions were taken by unanimous vote and without any restrictions:

(i) To recommend that the Company's representatives on the Board of Directors and at the Annual Shareholders' Meeting of CPFL Jaguariúna approve the capitalization of the capital and income reserves and subsequent amendment of Article 5 of its Bylaws.

(ii) To recommend that the administrative bodies and respective Annual Shareholders’ Meetings of CPFL Jaguariúna and the Subsidiaries approve the following: (a) the partial spin-off of CPFL Jaguariúna, with the transfer operating the spun-off portions to the Subsidiaries; (b) the execution of the Private Protocol and Justification of the Partial Spin-off of CPFL Jaguariúna; (c) ratification of the appointment of the specialists responsible for preparing the appraisal reports of CPFL Jaguariúna and the Subsidiaries’ shareholders’ equity; (d) the appraisal reports of the book value and market value of shareholders’ equity; (e) the reduction of CPFL Jaguariúna’s capital stock due to said partial spin-off and the restitution of CPFL Energia and consequent amendment of its Bylaws.

(iii) To recommend that the administrative bodies and respective Annual Shareholders’ Meetings of CJE, CLFM, CPEE and CSPE approve the capital reduction and the subsequent amendment of their respective Bylaws; and

(iv) To authorize the Company’s Executive Board to take all measures necessary, including signing the Addenda to the Concession Contracts of CJE, CLFM, CPEE and CSPE.

7. CLOSURE: There being no further business to address, these minutes were drawn up, read, found to be in compliance and signed by those members present and by the secretary: Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes, and Gisélia Silva (Secretary).

This is a free English translation of the original minutes drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.